October 6, 2016

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	National Interstate Corporation Schedule 13E-3
Filed on August 16, 2016 by American Financial Group, Inc. et al.
File No. 005-80324

Preliminary Merger Proxy Statement on Schedule 14A
Filed on August 16, 2016 by National Interstate Corporation
File No. 000-51130

Dear Ms. Hayes:

On behalf of our clients, National Interstate Corporation (the “Company”), American Financial Group, Inc. (“AFG”), Great American Insurance Company (“Parent”) and GAIC Alloy, Inc. (together with the Company, AFG and Parent, the “Filing Persons”), we are writing to respond to the comments contained in a letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 30, 2016 (the “Comments”) relating to the Schedule 13E-3 (File No. 005-80324) (the “Schedule 13E-3”) filed by the Filing Persons and the Preliminary Proxy Statement on Schedule 14A (File No. 000-51130) (the “Proxy Statement”), in each case, filed by the Company with the Commission on August 16, 2016 and amended on September 20, 2016. We greatly appreciate the Staff’s assistance with respect to each of the Schedule 13E-3, the Proxy Statement and the amendments thereto.

In connection with this response letter to the Comments, the Filing Persons have filed Amendment No. 2 to the Schedule 13E-3 (the “Second Amended Schedule 13E-3”) and have enclosed, as Exhibit A to this letter, the Second Amended Schedule 13E-3, along with marked pages, as Exhibit B to this letter, showing changes from the relevant portions of Amendment No. 1 to the Schedule 13E-3, for your review. In addition, the Company has filed for your review Amendment No. 2 to the Company’s Proxy Statement (the “Second Amended Proxy Statement”) and has also enclosed, as Exhibit C to this letter, the Second Amended Proxy Statement, along with marked pages, as Exhibit D to this letter, showing changes from the relevant portions of Amendment No. 1 to the Proxy Statement, filed by the Company with the Commission on September 20, 2016. The marked pages reflect changes made in response to the Comments. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Second Amended Proxy Statement. References herein to page numbers are to page numbers in the Second Amended Proxy Statement. We have recited the Comments in italics type and have followed each Comment with the response to such Comment.

Ms. Hayes

October 6, 2016

Preliminary Merger Proxy

General

1.	We note your response to our prior comment 2. Please mark your form of proxy card as a “Preliminary Copy.”

Response: In response to the Staff’s comment, the Company has marked the form of proxy card with a header that states “PRELIMINARY COPY - SUBJECT TO COMPLETION – DATED October 6, 2016”

Special Factors, page 21

Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger, page 33

2.	We note your response to our prior comment 13. Item 1014(a) of Regulation M-A requires each filing person to make the fairness determination with respect to “unaffiliated security holders” of the subject company, not to security holders other than the filing persons and their affiliates. That is, the fairness determination should not address fairness to any affiliated security holders of the Company, whether filing persons or not. Please revise to clearly and unambiguously express the fairness determination as set forth in the item. In this regard, consider disclosing in the second paragraph of the letter to shareholders that Parent is a 51% security holder of the Company and will own 100% of the equity interest in the Company following the transaction..

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Second Amended Proxy Statement to clarify that the fairness determination that was made with respect to the Public Shareholders was considered by the special committee to also apply to a determination of the fairness of the merger with respect to all “unaffiliated security holders” of the Company. Accordingly, the special committee determined that the potential transaction is fair to all unaffiliated security holders. The Company has also disclosed in the second paragraph to shareholders that Parent is a 51% security holder of the Company and will own 100% of the equity interest in the Company following the merger. See pages 2 and 33 of the Second Amended Proxy Statement.

3.	We note your response to our prior comment 15. Please expand your disclosure to explain, for each strategic alternative listed, the basis for the conclusion that “the merger was reasonably likely to deliver greater value to the Public Shareholders.”

Response: In response to the Staff’s comment, the Company has revised the disclosure to explain, for each strategic alternative listed, the basis for the conclusion that “the merger was reasonably likely to deliver greater value to the Public Shareholders.” See pages 26, 30 and 34 of the Second Amended Proxy Statement.

Ms. Hayes

October 6, 2016

4.	We note your response to our prior comment 17 regarding bullet points 2 and 5 under the lead-in “the terms of the Merger Agreement” on page 34. We continue to believe that clarification is necessary regarding how the special committee considered as a material factor indicating fairness of the merger that discussions could potentially lead to a superior proposal that could be attractive to Parent. Disclosure on the next page indicates that the special committee took into account when determining fairness AFG’s statement that it would not even consider selling its stake in the Company or vote in favor of any alternative transaction. These two factors appear to contradict each other. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure to remove bullet points 2 and 5 under the lead-in “the terms of the Merger Agreement” on pages 34-35 of the Second Amended Proxy Statement.

5.	We note your response to our prior comment 14. If the special committee and the Board relied upon the financial advisor’s analysis in evaluating going concern value, they must specifically adopt that analysis in order to satisfy the requirements of Item 1014 of Regulation M-A. Please revise the disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure to indicate that the special committee specifically adopted the financial advisor’s analysis in evaluating going concern value. See page 37 of the Second Amended Proxy Statement.

Preliminary Presentations by Morgan Stanley, page 44

6.	We note your response to our prior comment 19. The purposes of the presentation on June 2, 2016, as disclosed, do not impact the need to describe the presentation under Item 1015 of Regulation M-A, so long as the presentation is materially related to the transaction. Please summarize the content of slides 4-6.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include a summary of the content of slides 4-6 of the presentation delivered on June 2, 2016. The Company has also revised the disclosure to offer to make available for inspection and copying the reports, opinions or appraisals discussed in this section of the proxy statement. See pages 27 and 38 of the Second Amended Proxy Statement.

Ms. Hayes

October 6, 2016

Projected Financial Information, page 54

7.	We note your response to our prior comment 24. We continue to believe that it is inappropriate to disclaim materiality of disclosures being made to security holders. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure to remove the materiality disclaimer. See page 54 of the Second Amended Proxy Statement.

Explanatory Note Regarding the Merger Agreement, page 72

8.	We note your response to our prior comment 27. Disclosure continues to state that the representations and warranties were made solely for the benefit of the parties thereto and only for purposes of the Merger Agreement. Please revise to remove any potential implication form this language that the Merger Agreement does not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the disclosure to remove any potential implication that the Merger Agreement does not constitute public disclosure under the federal securities laws. See page 72 of the Second Amended Proxy Statement.

Where You Can Find Additional Information, page 105

9.	We note your response to our prior comment 28. Please revise to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year. Specifically, please incorporate by reference the Forms 8-K filed on February 29, May 10 and July 26, 2016. Refer to Instruction 2(b) of Item 14 of Schedule 14A and Item 11(a)(2) of Form S-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure to incorporate by reference the Forms 8-K filed on February 29, May 10 and July 26, 2016. See page 106 of the Second Amended Proxy Statement.

* * * *

Ms. Hayes

October 6, 2016

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact Thomas M. Cerabino, at (212) 728-8208, or Jon A. Hlafter, at (212) 735-2512.

Very truly yours,

/s/ Thomas M. Cerabino

Thomas M. Cerabino
Willkie, Farr & Gallagher LLP

/s/ Jon A. Hlafter

Jon A. Hlafter
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Mary Beth Breslin, U.S. Securities and Exchange Commission
David Orlic, U.S. Securities and Exchange Commission
Christina Thomas, U.S. Securities and Exchange Commission
Arthur J. Gonzales, National Interstate Corporation
Gregory B. Astrachan, Willkie Farr & Gallagher LLP
Todd G. Cosenza, Willkie Farr & Gallagher LLP
Robert A. Rizzo, Willkie Farr & Gallagher LLP
Vito C. Peraino, American Financial Group, Inc.
Mark A. Weiss, American Financial Group, Inc.
Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP

enclosures

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